August 24, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW, Stop 4-5
Washington, DC   20549
USA

ATTENTION:       Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Dear Sirs and/or Mesdames:

RE:	Teck Resources Limited Form 40-F for Fiscal Year Ended December 31, 2011 Filed March 14, 2012 Response dated July 25, 2012 File No. 001-13184

Thank you for your comment letter dated August 10, 2012 with respect to the above noted filings. Our responses to your comments are set out below. In this letter, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2011
EXHIBIT 99.2 – FINANCIAL STATEMENTS
NOTES TO FINANCIAL STATEMENTS
NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 7
FINANCIAL INSTRUMENTS, CASH AND CASH EQUIVALENTS, PAGE 9

1. SEC Comment
“We reviewed your response to our prior comment 3.  We note you consider cash on deposit being a loan to a bank and accordingly classify such amount as loan and receivable under IAS 39.  Please tell us how such cash on deposit differs from demand deposits and the definition of cash.  Refer to paragraph 6 of IAS 7.”

Our Response
Paragraph 6 of IAS 7 defines cash to comprise of cash on hand and demand deposits. Our cash on deposit is demand deposits and therefore, our cash on deposit meets the definition of cash under IAS 7.

Cash is a financial asset as defined in IAS 32 paragraph 11 (a).  IAS 39 requires that all financial assets are initially measured at fair value.  For the purposes of subsequent measurement, paragraph 45 of IAS 39 requires us to classify our financial assets, which by definition includes our cash, into one of the following four categories:

a)	financial assets at fair value through profit or loss;
b)	held-to-maturity investments;
c)	loans and receivables; and
d)	available-for-sale financial assets.

The loans and receivables classification is defined in IAS 39 paragraph 9 to be non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  We view our cash on deposit to be in the nature of a loan to the bank, being a non-derivative financial asset, not quoted in an active market and repayable to us at a fixed amount at any time.  Accordingly, our cash meets the definition of the loans and receivables classification.

NOTE 32.  SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION, PAGE 66

2. SEC Comment
“We note your response to prior comment 8.  However the staff believes that you need to amend to provide quantitative reconciliations to bridge the 2010 supplemental guarantor condensed consolidating financial information presented under IFRS with that previously filed under Canadian GAAP in your 2010 Form 40-F to give sufficient data to enable US investors to understand the material adjustments to the balance sheet, income statement and cash flow statement.  In this instance, the staff believes an additional reconciliation from Canadian GAAP to IFRS as issued by the IASB should be provided to reasonably inform US investors about the changes in the basis of presentation for each of the columns presented in your condensed consolidating financial information.  This reconciliation could be presented directly from Canadian GAAP to IFRS as issued by the IASB in a note to the financial statements for the same dates and periods that the IFRS 1 reconciliation is presented.”

Our Response
In addition to our views on materiality set out in our previous response, we respectfully submit that the reconciliations that you request in respect of our transition from Canadian GAAP to IFRS are not required by Rule 3-10 of Regulation S-X. This rule requires us to provide tables which break out Condensed Consolidated Financial Information into parent, guarantor, non-guarantor and consolidating columns. Condensed Consolidated Financial Information includes a balance sheet, income statement and cash flow at the same level of detail required in interim financial statements. As explicitly set out in Regulation

S-X, as it relates to the form and content of condensed consolidated financial information, detailed footnote disclosure which would normally be included with complete financial statements may be omitted. There are three exceptions to this guidance, all of which we have complied with by including such information in the notes to our consolidated financial statements. As the transition adjustments to IFRS would be disclosed as a part of the notes to the guarantor’s financial statements and not a part of the statements themselves, they are clearly covered by this exemption.

We note that the IFRS transition is conceptually similar to a number of concurrent changes in accounting standards which occur on a lesser scale on a regular basis. While both IFRS and US GAAP require disclosure of the effect of these changes in the notes to the financial statements, neither require all of the quantitative effects of these changes to be set out as part of the primary financial statements. In addition, there is no requirement in Regulation S-X to disclose all of the quantitative effects of these changes in the consolidated financial statements. Therefore, it would follow that a note disclosure that is not normally required by Regulation S-X in the preparation of consolidated financial statements would not be required in preparing condensed consolidated financial statements, especially when virtually all note disclosure is specifically not required.

We also note that the transition requirements of IFRS 1 do not require an entity to reconcile note disclosure reported in accordance with a previous GAAP to note disclosure provided under IFRS. As a consequence, in preparing our financial statements, we did not view either paragraph (e)(4) of Rule 3-10 or IFRS as requiring the requested reconciliations.

We note that we file in the US under the provisions of a multijurisdictional disclosure system (“MJDS”) adopted by the US and Canada which generally permits us to prepare information in accordance with Canadian disclosure requirements.  The Canadian requirements for supplemental guarantor information are contained in National Instrument 51-102, Section 13.4. In keeping with the intent of MJDS, we believe that the Canadian disclosure requirements should be considered in this circumstance.  The Canadian rules, which were subject to review by Canadian Securities Regulators to incorporate IFRS transitional considerations, do not require the presentation of the requested IFRS reconciling information for supplemental guarantor disclosure.

Given the above noted arguments and those outlined in our previous response, we continue to believe that there is no requirement to file the requested information and that it would not be useful to readers. We would appreciate the opportunity to discuss with staff whether we have missed or misinterpreted any applicable rules which would require the proposed reconciliation and whether there is any other basis on which the staff believes this information should be provided.

CLOSING COMMENTS

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If there are further questions in connection with the foregoing responses, you may contact Crystal Prystai, Manager, Technical Accounting and Policy Matters at (604) 699-4259 or Crystal.Prystai@teck.com.

Yours truly,

/s/ Ronald A. Millos

Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer